UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)1

Benihana, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

082047101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 082047101

1	NAME OF REPORTING PERSON RHA TESTAMENTARY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,153,744
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,153,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 082047101

1	NAME OF REPORTING PERSON BENIHANA OF TOKYO, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,153,744
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,153,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 082047101

1	NAME OF REPORTING PERSON KEIKO ONO AOKI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,153,744
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,153,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 082047101

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”).  This Amendment No. 9 amends the Schedule 13D as specifically set forth.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 22, 2011, Benihana of Tokyo, Inc. (“BOT”) delivered a letter to the Board of Directors of the Issuer.  In the letter, BOT expressed its significant concerns with, and strong opposition to, the proposed reclassification of the Issuer’s Class A Common Stock into Common Stock (the “Reclassification”) and stated that the Reclassification is yet another example of the unfettered and undue influence that the Issuer’s sole preferred stockholder, BFC Financial Corporation (“BFC”), continues to exert at the Board level at the expense of the Issuer’s non-preferred stockholders.

Amongst other things, the letter (i) casts serious doubt on the Board’s supposed reasons for the Reclassification, (ii) questions the timing of both the Reclassification and the Special Meeting, (iii) claims that the process conducted by the Board in considering and approving the Reclassification was marred by conflicts of interest, (iv) outlines BFC’s history of related party transactions and creeping method of control at its other portfolio companies and likens it to the situation at Benihana, (v) asserts that BFC’s true intention in proposing the Reclassification is to solidify its control over Benihana by disenfranchising and diluting the common stockholders and (vi) states that BOT plans to vote against the Reclassification at the Special Meeting.

A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (c) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 5,851,533 shares of Common Stock outstanding as of June 3, 2011, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on June 9, 2011.

As of the close of business on June 21, 2011, BOT owned directly 2,153,744 shares of Common Stock, constituting approximately 36.8% of the shares of Common Stock outstanding.  The Trust, as the sole shareholder of BOT, may be deemed to beneficially own the 2,153,744 shares of Common Stock owned by BOT, constituting approximately 36.8% of the shares of Common Stock outstanding.  Ms. Aoki, as the sole trustee of the Trust, may be deemed to beneficially own the 2,153,744 shares of Common Stock owned by BOT, constituting approximately 36.8% of the shares of Common Stock outstanding.

(b)           Each of the Trust and Ms. Aoki is deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned BOT by virtue of their respective positions as described in Item 2.

(c)           There were no transactions in the Issuer’s securities by the Reporting Persons during the past 60 days.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1 Letter to the Board of Directors of Benihana Inc., dated June 22, 2011.

CUSIP NO. 082047101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2011

RHA TESTAMENTARY TRUST

By:	/s/ Keiko Ono Aoki
	Name:	Keiko Ono Aoki
	Title:	Sole Trustee

BENIHANA OF TOKYO, INC.

By:	/s/ Keiko Ono Aoki
	Name:	Keiko Ono Aoki
	Title:	Chief Executive Officer

/s/ Keiko Ono Aoki
KEIKO ONO AOKI